September 10, 2010

VIA EDGAR

Ms. Karen Garnett, Assistant Director
Mr. Jerard Gibson, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	APM – QIM Futures Fund, L.P. (the “Registrant”) – Amendment No. 1 to the Registration Statement on Form 10 (Registration No. 000-53815)

Dear Ms. Garnett and Mr. Gibson:

We thank you for your comment letter of December 1, 2009 (the “Comment Letter”) relating to the Registrant’s Registration Statement on Form 10 filed on November 2, 2009.  We are filing today via EDGAR Registrant’s Amendment No. 1 to the Registration Statement on Form 10 along with this letter.  For your convenience, the comments included in the Comment Letter are set forth verbatim below, together with the Registrant’s responses thereto.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Exchange Act.  Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Noted. Thank you.

2.
Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

This Registration Statement on Form 10 is not subject to the disclosure rules of the U.S. Commodity Futures Trading Commission.  It is not required to be filed with the National Futures Association and has not been so filed.

Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

SEC Response Letter
September 10, 2010

Item 1: Business

General Development of the Business, page 2

3.
We note that the General Partner is responsible for all aspects of the business and administration of the fund.  Please revise to describe circumstances in which the General Partner could add new advisors or change the allocation of your assets among advisors.  Also disclose the factors that the General Partner would consider in making such decisions.

The General Partner selected the Advisor based on the General Partner’s analysis of the Advisor’s past trading performance, the portfolios it trades and its principals’ backgrounds.  The Registrant was organized for the purpose of being advised by the Advisor and it is unlikely that other advisors would be added or that the General Partner would retain a replacement trading advisor for the benefit of the Registrant.  We have made appropriate revisions.

4.
We note that your Advisor has significant latitude in setting and altering its investment strategy without the obligation to notify investors of any such changes.  Please explain whether the Advisor will notify the General Partner of material changes to its investment program and whether you will disclose such changes to your investors.

We have made appropriate revisions.

Narrative Description of the Business

(i) General, page 3

5.	Please revise to disclose the material terms of your Limited Partnership Agreement, the Advisory Agreement and your brokerage agreements.

The material terms of the Registrant’s Limited Partnership Agreement necessary to convey an understanding of Registrant’s business, as called for in Item 101(h)(4) of Regulation S-K, are included in Registrant’s response to Item 1 of Registrant’s Registration Statement on Form 10.  We do not believe that other terms, which may be deemed material and which are responsive to and are described in Registrant’s response to Form 10 Item 11, are responsive to Reg. S-K Item 101.  Similarly, the material terms of the Advisory Contract with the Advisor necessary to convey an understanding of Registrant’s business, as called for in Item 101(h)(4), are also described in Item 1, although we have added a brief description of the termination provision of that Agreement.  We note that both the Limited Partnership Agreement and the Advisory Contract are included as exhibits to the Registrant’s Form 10.  The Registrant’s agreement with its clearing broker is a customary agreement of its type and is a non-

SEC Response Letter
September 10, 2010

exclusive, immediately terminable ordinary course contract for services that are available from any number of futures commission merchants, the material terms of which (other than the round turn futures commission rate already disclosed), we believe are not material to an understanding of Registrant’s business, as called for in Item 101(h)(4) of Regulation S-K.

(iv) The Trading Program, page 4

6.	Markets Traded. Please revise to disclose your actual portfolio allocations by percentage as of the most recent date practicable.

We have included a description of the sector allocations of Registrant’s portfolio as of the most recent month-end, similar to the portfolio allocation descriptions often found in the periodic reports of reporting commodity pools of which we are aware.

(v) Use of Proceeds, page 6

7.	Please explain what you mean by the term “particularly volatile” futures contracts and briefly expand on the additional risk associated with these types of contracts.

We have made appropriate revisions.

(vi) Charges, page 7

8.
We note that the Partnership will reimburse the General Partner for organizational and initial offering costs in monthly installments over a 60-month period beginning with the thirteenth month following the commencement of the Partnership’s operations. For financial reporting purposes, please tell us and amend your filing to disclose how you will account for both organizational expenses and initial offering costs.  Refer to FASB ASC 946-20-35-5.

We are aware that FASB 946-20-35-5 requires offering costs recognized as a deferred charge to be expensed over 12 months on a straight-line basis when operations begin.  We have revised the disclosure to explain that the registrant’s accounting for organizational and initial offering costs is not a divergence from US generally accepted accounting practices (“US GAAP”) because the Partnership has no deferred organizational costs included in its assets.

9.
Refer to your disclosure regarding continuing compensation to Altegris as selling agent.  Please revise your corresponding Amount of Compensation disclosure pertaining to this item to explain and quantify upfront selling commissions that Altegris may be entitled to receive, per your disclosure on page 9 under the Conflict of Interest subheading.

SEC Response Letter
September 10, 2010

We have made appropriate revisions.

10.
We note your disclosure regarding brokerage commissions payable to both Newedge USA, LLC, as your clearing broker, and Altegris, as your introducing broker.  We further note your disclosure on page 9, which suggests that a portion of the introducing brokerage commission is paid by the clearing broker.  Please revise to clarify the portion of the brokerage charges, if any, that is paid by you and the portion that is paid by the clearing broker.

We have made appropriate revisions.

11.
Please revise to explain why the introducing broker is entitled to a recurring fee.  Also, please clarify, if true, that the brokerage charges payable to Altegris as your introducing broker are separate and distinct from the commissions payable to your clearing broker.

We have revised the disclosure to identify services provided by the Introducing Broker and to clarify that the brokerage commissions paid to the Clearing Broker are separate and distinct from any brokerage-related payments made to the Introducing Broker by Registrant when the conditions for such payment are met.

12.
We note that the General Partner will receive a fixed administrative fee to help defray the ongoing expenses of the operating partnership.  Please provide a more detailed explanation of this fee, considering that the Partnership is responsible for paying its own operating expenses up to the amount of the Operating Expense Cap.  Currently, it is not clear what expenses remain to be defrayed.

We have made appropriate revisions.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 12

13.	Please disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by the entities identified in the table.

We have revised to include additional information about the entities that control the Registrant’s 5% beneficial owners. Note that we have not updated the information provided in Item 4(a) and (b), which was current as of the date of the initial filing of the Form 10, as a subsequent 10-K filing provided the more current information required by Item 403 of Regulation S-K (note that the registrant's most recent 10-K indicates that no person beneficially owned more than 5% of the Interests).

14.	Please revise to clarify the meaning of the “direct” and “indirect” designations in the table showing beneficial ownership of the APM principals.

We have made appropriate revisions.

Item 13. Financial Statements and Supplementary Data

Altegris Portfolio Management, Inc.

SEC Response Letter
September 10, 2010

15.
We note that Altegris Portfolio Management, Inc. has stockholders’ deficits as of September 30, 2009 and December 31, 2008.  Please tell us whether or not Altegris Portfolio Management, Inc. is relying on the support of Altegris Capital, LLC., its parent, to meet capital requirements as a commodity pool operator.  If this is the case, please tell us why an audited balance sheet for Altegris Capital, LLC as of the most recent fiscal year end and unaudited financial information should not be provided within your filing.

Altegris Portfolio Management, Inc. is not subject to any minimum capital requirement as a commodity pool operator.

Item 15: Financial Statements and Exhibits, page 37

16.	Please tell us why you have not filed your offering memorandum or your introducing and clearing broker agreements as exhibits to your Form 10, pursuant to Item 601(b)(10) of Regulation S-K.

None of the items identified by the Staff are described in Item 601(b)(10) of Regulation S-K:  the Registrant’s offering memorandum is not a contract;  the Registrant is not a party to the introducing broker agreement; and the customer agreement with the clearing broker is a customary agreement of its type and is a non-exclusive, immediately terminable ordinary course contract for services that are available from any number of futures commission merchants and the Registrant’s business is not substantially dependent on Registrant’s (or its general partner’s) relationship with the Clearing Broker.

We thank the Staff for its attention to this filing.  Should the Staff have any questions regarding the Registrant’s responses above, please do not hesitate to contact the undersigned at 312-853-7557 (fax: 312-853-7036; email: jbiery@sidley.com) or Nathan Howell at 312-853-2655 (fax: 312-853-7036; email: nhowell@sidley.com).

Very truly yours,

/s/ James B. Biery
James B. Biery

cc:	David Mathews
Nathan A. Howell